================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     -------------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                                (Amendment No. 4)

                               World Access, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   98141A 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott D. Sullivan
                             Chief Financial Officer
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 36 Pages)

CUSIP No. 98141A 10 1                Schedule 13D             Page 2 of 36 Pages

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             WorldCom, Inc.                                         58-1521612

             MCI WORLDCOM Network Services, Inc. (successor
                  to WorldCom Network Services, Inc.)               13-2745892

             MFS Telecom, Inc.                                      36-3547776

             Brooks Fiber Communications of Texas, Inc.             43-1714867

--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                           (b)
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                                           OO

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
       TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION


             WorldCom, Inc.                                            Georgia

             MCI WORLDCOM Network Services, Inc. (successor
                  to WorldCom Network Services, Inc.)                  Delaware

             MFS Telecom, Inc.                                         Delaware


             Brooks Fiber Communications of Texas, Inc.                Delaware

--------------------------------------------------------------------------------

  NUMBER OF      7     SOLE VOTING POWER
   SHARES                                                     8,291,942*
              ------------------------------------------------------------------

 BENEFICIALLY
   OWNED BY      8     SHARED VOTING POWER
                                                                 None
              ------------------------------------------------------------------

    EACH
  REPORTING      9     SOLE DISPOSITIVE POWER
                                                              8,291,942*
              ------------------------------------------------------------------

 PERSON WITH    10     SHARED DISPOSITIVE POWER
                                                                 None
--------------------------------------------------------------------------------

CUSIP No. 98141A 10 1                Schedule 13D             Page 3 of 36 Pages

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              8,291,942*
--------------------------------------------------------------------------------

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               11.16%

--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON*
                                                                 CO

--------------------------------------------------------------------------------

* Share ownership numbers and percentages are approximations for the reasons stated in Item 5 of this Schedule 13D. Each reporting person is the beneficial owner of all of the reported shares although record ownership varies.

CUSIP No. 98141A 10 1                Schedule 13D             Page 4 of 36 Pages

Preliminary Statement:

     This Amendment No. 4 amends in its entirety the Schedule 13D (the "Schedule 13D") dated December 14, 1998, as amended by Amendment No. 1 dated January 13, 1999, Amendment No. 2 dated May 26, 1999, and Amendment No. 3 dated May 31, 2000. The cover page and all items therein shall be amended and restated in their entirety as follows:

Item 1    Security and Issuer.

     Common stock, $0.01 par value per share, of World Access, Inc., a Delaware corporation ("World Access"), with its principal executive offices located at 945 East Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326.

Item 2    Identity and Background.

(a) WorldCom, Inc. ("WorldCom") is a Georgia corporation (formerly known as MCI WORLDCOM, Inc.). The principal business of it and its subsidiaries is telecommunications. MCI WORLDCOM Network Services, Inc., a Delaware corporation and the successor to WorldCom Network Services, Inc., is an indirect, wholly-owned subsidiary of WorldCom. MFS Telecom, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of WorldCom. Brooks Fiber Communications of Texas, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of WorldCom. The principal business and principal office of each reporting person are located at 500 Clinton Center Drive, Clinton, Mississippi 39056, except that the principal business and principal office of MCI WORLDCOM Network Services, Inc. is located at 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. During the past five years, none of the reporting persons nor, to the best of their knowledge, any of the directors or executive officers of any of the reporting persons, has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b) Certain information pertaining to executive officers and directors of each reporting person is set forth on Appendix A attached hereto and incorporated herein by reference.

Item 3    Source and Amount of Funds or Other Consideration.

     The reporting persons were issued 5,593,355 shares in connection with a merger transaction closing on December 14, 1998 in which World Access acquired Cherry Communications Incorporated (d/b/a Resurgens Communications Group) ("RCG") (see Item 5 below). The reporting persons were creditors of RCG and received shares of World Access in the Merger pursuant to RCG's Second Amended Plan of Reorganization dated September 2, 1998.

     In addition, the reporting persons, pursuant to an agreement dated December 6, 1999, also received 439,892 shares of World Access common stock in connection with World Access' acquisition of FaciliCom International, Inc. ("FaciliCom") in satisfaction of obligations owed by FaciliCom to the reporting persons in the approximate amount of $4.1 million. Similarly, in satisfaction of obligations owed by Long Distance International, Inc. ("LDI") to the reporting persons in

CUSIP No. 98141A 10 1                Schedule 13D             Page 5 of 36 Pages

the approximate amount of $7.0 million, the reporting persons pursuant to an agreement dated October 22, 1999 received 754,100 shares of World Access common stock in connection with World Access' acquisition of substantially all of the assets of LDI.

The reporting persons were issued 10,402.84 shares of Convertible Preferred Stock, Series H (the "Preferred Stock") through an Exchange Agreement dated December 2000 between MCI WORLDCOM Network Services, Inc. in connection with the merger between World Access and WorldxChange Communications ("WorldxChange") (see Item 5 below.)

Item 4    Purpose of Transaction.

     While the reporting persons have no present intentions of acquiring or influencing control of World Access, they intend to monitor their investment in World Access and take actions consistent with their perceived best interest.

     In April 1999, Lawrence C. Tucker, a former Director and current advisory Director of WorldCom, Inc., joined the Board of Directors of World Access.

Item 5    Interest in Securities of the Issuer.

     The reporting persons presently own beneficially 8,291,942 shares of World Access common stock as of December 31, 2000 approximately 11.16% of the presently outstanding shares of World Access common stock, based upon a total of 73,391,958 outstanding Shares as of November 14, 2000, as represented by World Access in its Form 10-Q for the Quarterly Period Ended September 30, 2000, as adjusted to give effect to the issuance of the shares. Of such shares, 6,787,347 were acquired in connection with the closing of the Merger and the FaciliCom and the LDI transactions.

     Under the terms of the Merger, creditors of RCG as a group were eligible to receive up to a total of 9,375,000 shares of World Access common stock over a two and one-half year period following closing of the Merger. Of these shares, a total of 3,125,000 shares (the "Closing Shares") were issued at the closing of the Merger to the RCG creditors as a group and 6,250,000 shares (the "Contingent Shares") were placed in escrow to be issued over the two and one-half year period subject to attainment of certain earnings levels by RCG and Cherry Communications U.K. Limited ("Cherry U.K."). The exact amount to be issued to any RCG creditor, including the reporting persons, will depend upon the resolution of claims in the RCG bankruptcy proceedings. Included in the 8,291,942 shares held by the reporting persons is 600,000 shares of World Access common stock which the reporting persons estimate will be issued to them upon the final resolution of all creditor claims in the RCG bankruptcy proceedings.

     On December 7, 1999, a change of control provision in RCG's Agreement and Plan of Merger and Reorganization, as amended by the First and Second Amendments thereto, was triggered as a result of World Access' acquisition of FaciliCom and caused the accelerated vesting of the Contingent Shares.

     Pursuant to an Agreement and Plan of Merger dated February 11, 2000, on December 18, 2000 WorldxChange merged with and into a wholly-owned subsidiary of World Access. WorldxChange owed to MCI WORLDCOM Network Services, Inc. $10,000,000 plus interest pursuant to a promissory note dated December 20, 2000. In December 2000, MCI WORLDCOM Network Services, Inc. entered into an Exchange Agreement with World Access pursuant to which World Access accepted an assignment of MCI WORLDCOM Network Services,

CUSIP No. 98141A 10 1                Schedule 13D             Page 6 of 36 Pages

Inc.'s interest in the WorldxChange promissory note in exchange for 10,402.84 shares of Preferred Stock. Each share of Preferred Stock has a liquidation preference of $1,000 and is convertible into a number of shares equal to the liquidation preference divided by the conversion price, or 86.9565 shares of common stock, at any time at the option of the holder, subject to anti-dilution adjustments. The Preferred Stock is subject to mandatory conversion on the third anniversary of the issue date or immediately prior to a specified change of control of World Access. Therefore, included in the 8,291,942 shares held by the reporting persons is 904,595 shares of common stock that may be received upon conversion of the Preferred Stock. The holders of the Preferred Stock vote as a single class with the common stock on an as-converted basis. The Exchange
Agreement and the Certificate of Designation of the Preferred Stock are set forth as an exhibit hereto and incorporated by reference herein.

     Other than shares acquired in the Merger or the FaciliCom, LDI, or WorldxChange transactions, the reporting persons have acquired no shares of World Access during the sixty-day period preceding the filing of this Schedule 13D.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The terms of the arrangement with respect to the Contingent Shares are set forth in the Agreement and Plan of Merger and Reorganization dated as of May 12, 1998, and the First and Second Amendments thereto, incorporated herein as an exhibit.

Item 7    Material to be Filed as Exhibits.

     Attached hereto or incorporated herein as exhibits are the following documents:

     (1)  Written agreement related to filing of joint acquisition statement;

     (2) Agreement and Plan of Merger and Reorganization dated as of May 12, 1998, as amended by the First and Second Amendments thereto, by and among World Access, WA Telecom Products Co. (formerly known as "World Access, Inc."), RCG and WA Merger Corp. (incorporated by reference to Appendix A to the definitive proxy statement of World Access as filed with the Securities and Exchange Commission on November 12, 1998 (the "Proxy Statement") (SEC File No. 000-29782);

     (3) Share Exchange Agreement and Plan of Reorganization dated as of May 12, 1998, by and among World Access, WA Telecom Products Co., Cherry U.K., and Renaissance Partners II (incorporated by reference to Appendix B to the Proxy Statement);

     (4) Debtor's Second Amended Plan of Reorganization dated as of September 2, 1998 (incorporated by reference to Appendix D to the Proxy Statement); and

     (5) Exchange Agreement dated as of December, 2000 by and between MCI WorldCom Network Services, Inc. and World Access, Inc. with World Access, Inc. Certificate of Designation of Convertible Preferred Stock, Series H, Setting

CUSIP No. 98141A 10 1                Schedule 13D             Page 7 of 36 Pages

Forth  the  Powers,  Preferences,   Rights,   Qualifications,   Limitations  and
Restrictions of Such Series of Preferred Stock.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                                 WorldCom, Inc.

                                 By:              /S/ SCOTT D. SULLIVAN
                                         ---------------------------------------
                                 Name:        Scott D. Sullivan
                                 Title:       Chief Financial Officer

                                 MCI WORLDCOM Network Services, Inc.

                                 By:              /S/ SCOTT D. SULLIVAN
                                         ---------------------------------------
                                 Name:        Scott D. Sullivan
                                 Title:       Chief Financial Officer

                                 MFS Telecom, Inc.

                                 By:              /S/ SCOTT D. SULLIVAN
                                         ---------------------------------------
                                 Name:        Scott D. Sullivan
                                 Title:       Chief Financial Officer

                                 Brooks Fiber Communications
                                 of Texas, Inc.

                                 By:              /S/ SCOTT D. SULLIVAN
                                         ---------------------------------------
                                 Name:        Scott D. Sullivan
                                 Title:       Chief Financial Officer

CUSIP No. 98141A 10 1                Schedule 13D             Page 8 of 36 Pages

                                                                       EXHIBIT 1

                        AGREEMENT REGARDING JOINT FILING

     The undersigned, for good and valuable consideration, hereby agree that they shall jointly file an acquisition statement under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the acquisition by the undersigned of shares of common stock of World Access, Inc., a Delaware corporation, and that they shall cooperate with each other regarding the filing, and when appropriate, amending of such acquisition statement.

     Dated as of February 14, 2001.


WorldCom, Inc.



By:         /S/ SCOTT D. SULLIVAN
   ------------------------------
Name:    Scott D. Sullivan
Title:   Chief Financial Officer and Secretary


MFS Telecom, Inc.



By:  /S/ SCOTT D. SULLIVAN
   -----------------------

Name:    Scott D. Sullivan
Title:   Chief Financial Officer and Secretary


MCI WORLDCOM Network Services, Inc.



By:  /S/ SCOTT D. SULLIVAN
   -----------------------
Name:    Scott D. Sullivan
Title:   Chief Financial Officer and Secretary


Brooks Fiber Communications of Texas, Inc.



By:      /S/ SCOTT D. SULLIVAN
   ---------------------------
Name:    Scott D. Sullivan
Title:   Chief Financial Officer and Secretary

CUSIP No. 98141A 10 1                Schedule 13D             Page 9 of 36 Pages

                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
        OFFICERS OF WORLDCOM, INC., MCI WORLDCOM NETWORK SERVICES, INC., MFS TELECOM, INC. AND BROOKS FIBER COMMUNICATIONS OF TEXAS, INC.

     Part I. Directors and Executive Officers of WorldCom, Inc. ("WorldCom"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of WorldCom. The principal address of WorldCom and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with WorldCom.


                                    Present Principal Occupation or Employment;
        Name and Current                   Material Positions Held During
        Business Address                        the Past Five Years
        ----------------            --------------------------------------------

CLIFFORD l. ALEXANDER, JR.          Mr.   Alexander   has  been  a  director  of
Alexander & Associates, Inc.        WorldCom   since   its   merger   with   MCI
400 C. Street, N.E.                 Communications    Corporation   ("MCI")   in
Washington, D.C.  20002             September  1998  (the  "MCI  Merger").   Mr.
U.S.A.                              Alexander  was a  director  of MCI until the
                                    MCI  Merger.   He  has  been   President  of
                                    Alexander  &  Associates,  Inc.,  management
                                    consultants,   since   1981   and  has  been
                                    Chairman and Chief Executive  Officer of The
                                    Dun & Bradstreet Corporation,  a provider of
                                    business-to-business  credit,  marketing and
                                    purchasing    information   and   commercial
                                    receivables   management   services,   since
                                    October  1999.  Mr.   Alexander  is  also  a
                                    director  of  Dreyfus   3rd  Century   Fund,
                                    Dreyfus  General Family of Funds,  Mutual of
                                    America  Life  Insurance  Company,  American
                                    Home  Products  Corporation  and IMS  Health
                                    Incorporated.

James C. Allen                      Mr.  Allen has been a director  of  WorldCom
3023 Club Drive                     since March 1998.  Mr. Allen is currently an
Destin, FL 32541                    investment   director   and  member  of  the
U.S.A.                              general  partner of Meritage  Private Equity
                                    Fund, a venture capital fund specializing in
                                    the  telecommunications  industry. Mr. Allen
                                    is  the  former  Vice   Chairman  and  Chief
                                    Executive  Officer and a former  director of
                                    Brooks Fiber Properties, Inc. ("BFP"), where
                                    he served in such capacities from 1993 until
                                    January 1998.  Mr. Allen served as President
                                    and  Chief   Operating   Officer  of  Brooks
                                    Telecommunications Corporation, a founder of
                                    BFP,  from  April  1993  until it was merged
                                    with BFP in January  1996.  Mr. Allen serves
                                    as a director of Verio Inc.,  Completel  LLC
                                    and  David   Lipscomb   University   and  is
                                    Chairman of Open Access Broadband  Networks,
                                    Inc.

JUDITH AREEN                        Ms.  Areen has been a director  of  WorldCom
Georgetown University Law Center    since its merger with MCI in September 1998.
600 New Jersey Avenue, N.W.         Ms.  Areen was a  director  of MCI until the
Washington, D.C.  20001             MCI  Merger.  She has  been  Executive  Vice
U.S.A.                              President for Law Center Affairs and Dean of
                                    the Law Center,  Georgetown University since
                                    1989. She has been a Professor of Law, Georgetown University, since 1976.

CUSIP No. 98141A 10 1                Schedule 13D            Page 10 of 36 Pages


                                    Present Principal Occupation or Employment;
        Name and Current                   Material Positions Held During
        Business Address                        the Past Five Years
        ----------------            --------------------------------------------

CARL J. AYCOCK                      Mr.  Aycock has been a director  of WorldCom
123 South Railroad Avenue           since 1983.  Mr.  Aycock served as Secretary
Brookhaven, MS  39601               of  WorldCom  from  1987 to 1995 and was the
U.S.A.                              Secretary  and Chief  Financial  Officer  of
                                    Master Corporation, a motel management and ownership company, from 1989 until 1992.
                                    Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.

MAX E. BOBBITT                      Mr.  Bobbitt has been a director of WorldCom
70 Beachside Drive                  since  1992.  Mr.  Bobbitt was a director of
Apt. D203                           Advanced   Telecommunications    Corporation
Vero Beach, FL 32963                ("ATC")  until its merger  with  WorldCom in
U.S.A.                              December  1992  (the  "ATC  Merger").  He is
                                    currently  a director  of Cereus  Technology
                                    Partners, Inc., a provider of Internet-based
                                    technology  services,  and Metromedia  China
                                    Corporation  ("MCC"), a  telecom-munications
                                    company.  From July 1998 to the present, Mr.
                                    Bobbitt   has   been  a   telecommunications
                                    consultant. From March 1997 until July 1998,
                                    Mr.  Bobbitt  served as President  and Chief
                                    Executive  Officer of MCC. From January 1996
                                    until March 1997,  Mr. Bobbitt was President
                                    and  Chief   Executive   Officer   of  Asian
                                    American   Telecommunications   Corporation,
                                    which was acquired by MCC in February  1997.
                                    From January 1995 until  January  1996,  Mr.
                                    Bobbitt was a telecommunications consultant.

BERNARD J. EBBERS                   Mr.  Ebbers  has been  President  and  Chief
                                    Executive  Officer of  WorldCom  since April
                                    1985. Mr. Ebbers has served as a director of WorldCom since 1983.

FRANCESCO GALESI                    Mr.  Galesi has been a director  of WorldCom
The Galesi Group                    since 1992. Mr. Galesi was a director of ATC
435 East 52nd Street                until  the ATC  Merger.  Mr.  Galesi  is the
New York, NY  10022                 Chairman and Chief Executive  Officer of the
U.S.A.                              Galesi  Group,   which  includes   companies
                                    engaged in distribution, manufacturing, real
                                    estate and  telecommunications.  Mr.  Galesi
                                    serves as a director  of Walden  Residential
                                    Properties,   Inc.,  and  Keystone  Property
                                    Trust.

STILES A. KELLETT, JR.              Mr.  Kellett  has  served as a  director  of
Kellett Investment Corporation WorldCom since 1981. Mr. Kellett has been 200 Galleria Parkway, Suite 1800 Chairman of Kellett Investment Corporation
Atlanta, GA 30339 U.S.A.            since 1995. Mr. Kellett serves as a director
                                    of Netzee, Inc.

CUSIP No. 98141A 10 1                Schedule 13D            Page 11 of 36 Pages



                                    Present Principal Occupation or Employment;
        Name and Current                   Material Positions Held During
        Business Address                        the Past Five Years
        ----------------            --------------------------------------------

GORDON S. MACKLIN                   Mr.  Macklin has been a director of WorldCom
8212 Burning Tree Road              since its merger with MCI in September 1998.
Bethesda, MD 20817                  Mr.  Macklin was a director of MCI until the
U.S.A.                              MCI  Merger.  Mr.  Macklin  is  currently  a
                                    corporate financial advisor. From 1993 until
                                    1998, Mr. Macklin served as Chairman,  White
                                    River Corporation,  an information  services
                                    company.  Mr.  Macklin is also a director of
                                    White  Mountains   Insurance  Group,   Ltd.,
                                    Overstock.com,       Martek      Biosciences
                                    Corporation,   MedImmune,   Inc.,  Spacehab,
                                    Inc.,  and  director,  trustee  or  managing
                                    general  partner,  as the case may be, of 47
                                    of the investment  companies in the Franklin
                                    Templeton  Group of Funds.  Mr.  Macklin was
                                    formerly   chairman,   Hambrecht  and  Quist
                                    Group; and President, National Association of Securities Dealers, Inc.

BERT C. ROBERTS, JR.                Mr. Roberts has been a director and Chairman
WorldCom, Inc.                      of the Board of  WorldCom  since its  merger
500 Clinton Center Drive            with MCI in September  1998. He was Chairman
Clinton, MS 39056                   of  the  Board  of MCI  from  June  1992  to
U.S.A.                              September   1998,   when  it   merged   with
                                    WorldCom.  He was Chief Executive Officer of
                                    MCI from December 1991 to November  1996. He
                                    was President and Chief Operating Officer of
                                    MCI  from  October  1985  to June  1992  and
                                    President of MCI WORLDCOM Network  Services,
                                    Inc. from May 1983 to June 1992. Mr. Roberts
                                    is  a  director  of  The  News   Corporation
                                    Limited, Telefonica de Espana, S.A., Valence
                                    Technology, Inc. and CAPCure.

JOHN W. SIDGMORE                    Mr.  Sidgmore serves as Vice Chairman of the
WorldCom, Inc.                      Board of WorldCom.  Mr.  Sidgmore has been a
22001 Loudoun County Parkway        director  of  WorldCom  since the MFS Merger
Ashburn, VA  20147                  and has  served as a  director  of MFS since
U.S.A.                              August  1996.  From the MFS Merger until the
                                    MCI  Merger,  Mr.  Sidgmore  served  as Vice
                                    Chairman  of the Board and Chief  Operations
                                    Officer  of  WorldCom.   Mr.   Sidgmore  was
                                    President and Chief Operating Officer of MFS
                                    from August  1996 until the MFS  Merger.  He
                                    was  Chief   Executive   Officer   of  UUNET
                                    Technologies,  Inc. ("UUNET") from June 1994
                                    until October  1998,  and President of UUNET
                                    from  June  1994 to  August  1996  and  from
                                    January 1997 to September 1997. Mr. Sidgmore
                                    has  been a  director  of UUNET  since  June
                                    1994.  From 1989 to 1994,  he was  President
                                    and   Chief   Executive   Officer   of   CSC
                                    Intelicom,  a  telecommunications   software
                                    company.  Mr.  Sidgmore is a director of ADC
                                    Telecommunications,  Inc., and MicroStrategy
                                    Incorporated.

SCOTT D. SULLIVAN                   Mr. Sullivan has been a director of WorldCom
                                    since  1996.  Mr.  Sullivan  serves as Chief
                                    Financial Officer and Secretary of WorldCom.
                                    From the ATC Merger until December 1994, Mr.
                                    Sullivan   served  as  Vice   President  and
                                    Assistant  Treasurer of WorldCom.  From 1989
                                    until  1992,  Mr.   Sullivan  served  as  an
                                    executive   officer  of  two   long-distance
                                    companies, including ATC. From 1983 to 1989,
                                    Mr. Sullivan served in various capacities with KPMG LLP.

CUSIP No. 98141A 10 1                Schedule 13D            Page 12 of 36 Pages

     Part II. Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. ("MCI WNS"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MCI WNS. The principal address of MCI WNS is 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. The current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with MCI WNS.

 Name and Current                Present Principal Occupation or Employment;
 Business Address            Material Positions Held During the Past Five Years
 ----------------            --------------------------------------------------

BERNARD J. EBBERS             Director, President and Chief Executive Officer.
                                 (See Part I Above)
SCOTT D. SULLIVAN             Secretary, Treasurer and Chief Financial Officer.
                                 (See Part I Above)


         Part III. Directors and Executive Officers of MFS Telecom, Inc. ("MFS"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MFS. The principal address of MFS and the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with MFS.

 Name and Current                Present Principal Occupation or Employment;
 Business Address            Material Positions Held During the Past Five Years
 ----------------            --------------------------------------------------

BERNARD J. EBBERS             Director, President and Chief Executive Officer.
                                 (See Part I Above)
SCOTT D. SULLIVAN             Secretary, Treasurer and Chief Financial Officer.
                                 (See Part I Above)


         Part IV. Directors and Executive Officers of Brooks Fiber Communications of Texas, Inc. ("Brooks"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Brooks. The principal address of Brooks and the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with Brooks.

 Name and Current                Present Principal Occupation or Employment;
 Business Address            Material Positions Held During the Past Five Years
 ----------------            --------------------------------------------------

BERNARD J. EBBERS             Director, President and Chief Executive Officer.
                                 (See Part I Above)
SCOTT D. SULLIVAN             Secretary, Treasurer and Chief Financial Officer.
                                 (See Part I Above)

CUSIP No. 98141A 10 1                Schedule 13D            Page 13 of 36 Pages

                                    Exhibit 6


                               EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this "Exchange Agreement") is made and effective as of December ___, 2000 (the "Effective Date"), by and between MCI WORLDCOM NETWORK SERVICES, INC., a Delaware corporation ("WCOM") and WORLD ACCESS, INC., a Delaware corporation ("WAXS").

                                   WITNESSETH:

WHEREAS,   WCOM  has  made  certain  credit   accommodations   to  COMMUNICATION
TELESYSTEMS INTERNATIONAL D/B/A WORLDXCHANGE COMMUNICATIONS, a California corporation (the "Debtor"), pursuant to which the Debtor is the "Maker" under that certain Promissory Note dated September 30, 2000 in the original principal amount of TEN MILLION 00/100 DOLLARS ($10,000,000.00), as amended, modified, supplemented and extended through the date hereof (hereinafter the "Promissory Note"); and

WHEREAS, by operation of the maturity of the Promissory Note on December 20, 2000 (the "Maturity Date"), the entire outstanding principal balance under the Promissory Note, together with accrued and unpaid interest thereon through the Effective Date (collectively, the "Outstanding Obligations") are due and payable;

WHEREAS, WAXS entered into an Agreement and Plan of Merger with the Debtor, dated as of February 11, 2000, as amended, pursuant to which the Debtor merged with and into a wholly-owned subsidiary of WAXS on December 18, 2000; and

WHEREAS, WCOM and WAXS have agreed that WAXS shall accept the assignment from WCOM of all of WCOM's right, title and interest in, to and under the Promissory Note on the terms and conditions set forth in this Exchange Agreement.

NOW, THEREFORE, based upon the foregoing and in consideration of the covenants, agreements, warranties and representations hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

CUSIP No. 98141A 10 1                Schedule 13D            Page 14 of 36 Pages

                                    ARTICLE I

                             ASSIGNMENT AND EXCHANGE

 1.01. TRANSFER AND ASSIGNMENT OF PROMISSORY NOTE. In accordance with and in consideration of WAXS's obligations and undertakings pursuant to this Exchange Agreement, WCOM does hereby assign, transfer, convey, set over, grant, bargain, sell and deliver, WITHOUT RECOURSE, and WAXS does hereby accept, as of the Effective Date, all right, title and interest of WCOM in and to all of WCOM's rights, duties and obligations of every kind and description under the Promissory Note. WAXS accepts the assignment of the Promissory Note and the rights, duties and obligations thereunder without recourse to WCOM and subject to all rights and defenses of any party to such Promissory Note or any third-parties.

 1.02. ASSUMPTION OF OBLIGATIONS. As of the Effective Date, WAXS hereby assumes, takes subject to, and agrees to perform, and to indemnify and hold WCOM harmless from and against, all claims, demands, obligations and liabilities (direct or indirect, contingent or absolute) of WCOM which have arisen (or which may arise) in connection with or related to the Promissory Note and which may be asserted by any person or entity against WCOM pursuant to the Promissory Note; provided, always, that WAXS assumes each of the above mentioned liabilities and obligations subject to any and all limitations of liability applicable thereto which may exist in favor of, or may be asserted by, WCOM.

 1.03. EXCHANGE CONSIDERATION. In consideration of WCOM's obligations and undertakings pursuant to this Exchange Agreement, WAXS shall deliver to WCOM a Certificate representing that number of shares of WAXS Convertible Preferred Stock, Series H (the "Preferred Stock") determined by dividing:

          (A) the principal and accrued and unpaid interest outstanding on the Promissory Note as of the Effective Date; by

          (B)  One Thousand Dollars ($1,000.00).

         The Preferred Stock has been (or shall be) established pursuant to that certain Certificate of Designation in the form attached hereto as
         Exhibit 1.03 (the "Certificate of Designation"). WAXS shall deliver the Preferred Stock to WCOM in connection with the transfer and assignment of the Promissory Note referred to above. As additional consideration for WCOM's obligations and undertakings pursuant to this Exchange Agreement, if the outstanding shares of Preferred Stock are converted into shares of WAXS common stock pursuant to Section 8(a) or Section 8(b) of the Certificate of Designation and the average Market Price for the ten (10) Trading Day period ending at the close of trading on the applicable Mandatory Conversion Date (the "Conversion Trading Price") is less than the Conversion Price in effect on such date (such difference being referred to as the "Shortfall Amount"), then WCOM shall have the right to receive, at the sole election of World Access,
         (i) an amount  in cash  equal to the  number  of shares of WAXS  common

CUSIP No. 98141A 10 1                Schedule 13D            Page 15 of 36 Pages

         stock into which the shares of Preferred Stock have been converted, multiplied by the Shortfall Amount (such amount being referred to as the "Make-Whole Dollar Amount"); or (ii) such number of shares of WAXS common stock as is obtained by dividing the Make-Whole Dollar Amount by the Conversion Trading Price. As used herein, the terms "Market Price", "Trading Day", "Mandatory Conversion Date" and "Conversion Price" shall have the meanings given to such terms in Section 9 of the Certificate of Designation.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

2.01. REPRESENTATIONS AND WARRANTIES OF WCOM. WCOM represents and warrants to WAXS as follows:

          (A) WCOM is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (B) WCOM has the power and authority to own or hold, and to perform its obligations under, the Promissory Note and has not assigned, conveyed, transferred, granted any security interest in or otherwise encumbered in any respect any of its rights, title and interests in or to the Promissory Note.

          (C) WCOM has the power and authority to execute this Exchange Agreement and to perform WCOM's obligations hereunder and to consummate the transactions provided for herein.

          (D) The execution, performance and consummation of this Exchange Agreement by WCOM has been duly authorized by all necessary action on the part of WCOM and will not contravene the Certificate of Incorporation or By-Laws of WCOM or conflict with, result in a breach of, or entitle any party to terminate, or call a default with respect to, any agreement or instrument to which WCOM is a party or by which WCOM or any of its property or assets are bound in any manner which would have a material adverse effect on the transactions contemplated herein.

          (E)  This  Exchange  Agreement   constitutes  the  valid  and  binding
               obligation of WCOM enforceable in accordance with its terms.

          (F) The execution, performance and consummation by WCOM of this Exchange Agreement will not result in any violation by WCOM of any law, rule or regulation applicable to WCOM in any manner which would have a material adverse effect on the transactions contemplated herein. WCOM is not a party to, or subject to or bound by, any judgment, injunction or decree of any court or governmental authority which may restrict or interfere with the performance of this Exchange Agreement.

          (G) WCOM is acquiring the Preferred Stock and the Conversion Shares (as defined below) for its own account and with no present intent to directly or indirectly resell, transfer, distribute or participate in a distribution of the Preferred Stock or the

CUSIP No. 98141A 10 1                Schedule 13D            Page 16 of 36 Pages

               Conversion   Shares  or  any  portion  thereof  in  violation  of
               applicable federal or state securities laws.

          (H) The authorized representatives of WCOM have sufficient knowledge and experience in business and financial matters to evaluate WAXS, to evaluate the risks of an investment in WAXS, to make an informed investment decision with respect thereto, and to protect the interests of WCOM in connection with its investment in WAXS.

          (I) WCOM understands and acknowledges that neither the Preferred Stock nor the Conversion Shares are presently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws, and that the Preferred Stock and the Conversion Shares will be issued by WAXS in reliance upon exemptions from registration requirements under the Securities Act and applicable state securities laws. Accordingly, WCOM understands and acknowledges that neither the Preferred Stock, nor the Conversion Shares, may be re-sold except pursuant to an effective registration statement under the Securities Act and all applicable state securities laws or an exemption from registration under the Securities Act and all applicable state securities laws.

2.02. WAXS'S REPRESENTATIONS AND WARRANTIES. WAXS represents and warrants to WCOM as follows:

          (A) WAXS is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (B) WAXS has the power and authority to execute this Exchange Agreement and to perform its obligations hereunder and to consummate the transactions provided for herein.

          (C) The execution, performance and consummation of this Exchange Agreement, and WAXS's acceptance of the assignment and assumption of WCOM's rights, duties and obligations under the Promissory Note, has been duly authorized by all necessary action on the part of WAXS and will not contravene the Certificate of Incorporation or By-laws of WAXS or conflict with, result in a breach of, or entitle any party to terminate or call a default with respect to any agreement or instrument to which WAXS is a party or by which WAXS or its properties or assets are bound in any manner which would have a material adverse effect on the transactions contemplated herein.

          (D)  This  Exchange  Agreement   constitutes  the  valid  and  binding
               obligation of WAXS enforceable in accordance with its terms.

          (E) The execution, performance and consummation by WAXS of this Exchange Agreement, and WAXS's acceptance of the assignment and assumption of WCOM's rights, duties and obligations under the

CUSIP No. 98141A 10 1                Schedule 13D            Page 17 of 36 Pages

               Promissory Note will not result in any violation by WAXS of any law, rule or regulation applicable to WAXS in any manner which would have a material adverse effect on the transactions contemplated herein. WAXS is not a party to, or subject to or bound by, any judgment, injunction or decree of any court or governmental authority which may restrict or interfere with the performance of this Exchange Agreement.

          (F) The Preferred Stock has been duly authorized for issuance by all necessary corporate action of WAXS. Upon issuance and delivery of the Preferred Stock in accordance with the terms of this Exchange Agreement, such Preferred Stock will constitute legally and validly authorized and issued, fully paid and nonassessable shares of Preferred Stock.

          (G) All shares of WAXS's common stock or any other capital stock or securities of WAXS into which the Preferred Stock may be, or is, from time to time convertible or exchangeable (collectively, the "Conversion Shares") have been reserved for issuance by WAXS and approved by all necessary corporate action of WAXS. Upon the issuance and delivery of any Conversion Shares, such Conversion Shares will constitute legally and validly authorized and issued, fully paid and nonassessable shares of Conversion Shares.

          (H) The issuance and delivery of the Preferred Stock, and upon conversion or exchange thereof, any Conversion Shares, will not contravene the Certificate of Incorporation or By-laws of WAXS or conflict with, result in a breach of, or entitle any party to terminate or call a default with respect to any agreement or instrument to which WAXS is a party or by which WAXS or its properties or assets are bound in any manner which would have a material adverse effect on the transactions contemplated herein.

                                   ARTICLE III
                              ADDITIONAL COVENANTS

3.01. CONFIDENTIAL INFORMATION. WAXS hereby covenants and agrees that all information contained in the Promissory Note which pertains exclusively to WCOM and its affiliates is confidential in nature, and after the date hereof WAXS shall not use or disclose, or permit any other person to use or disclose, any such information (the "WCOM Confidential Information"), except as required by applicable law, regulation or regulatory or legal process; provided, however, that the provisions of this Section 3.01 shall not apply to: (i) any information that is or becomes generally known other than by reason of or through the use or disclosure of WCOM Confidential Information by WAXS; (ii) any information that was known by WAXS and was legitimately in its possession, without obligation to keep such information confidential, prior to disclosure in the Promissory Note; and (iii) any information that WAXS obtains from any third party having legitimate possession of such information and who is not under any obligation to keep such information confidential. WCOM hereby covenants and agrees that all

CUSIP No. 98141A 10 1                Schedule 13D            Page 18 of 36 Pages

         information contained in the Promissory Note which pertains exclusively to WAXS and its affiliates is confidential in nature, and after the date hereof, WCOM shall not use or disclose, or permit any other person to use or disclose, any such information (the "WAXS Confidential Information"), except as required by applicable law, regulation, or regulatory or legal process; provided, however, that the provisions of this Section 3.01 shall not apply to: (i) any information that is or becomes generally known other than by reason of or through the use or disclosure of WAXS Confidential Information by WCOM; (ii) any information that was known by WCOM and was legitimately in its possession, without obligation to keep such information confidential, prior to disclosure of the Promissory Note; and (iii) any information that WCOM obtains from any third party having legitimate possession of such information and who is not under any obligation to keep such information confidential.

3.02. REGISTRATION RIGHTS. As used in this Section, the terms "register," "registered" and "registration" refer to the registration effected by preparing and filing a registration statement on Form S-3 in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement. As soon as reasonably practicable after the Effective Date WAXS shall, at no cost to WCOM, prepare, file with the United States Securities and Exchange Commission (the "SEC") and use its reasonable best efforts to have declared effective on a date not later than one hundred twenty (120) days after the filing date thereof, a registration statement on Form S-3 with respect to the distribution of all of the Conversion Shares into which the Preferred Stock is convertible (hereinafter, the "Registrable Securities"). WAXS shall use its reasonable best efforts to keep the registration of the Registrable Securities effective until the earlier of: (i) WCOM's ability to sell all such Registrable Securities in a single transaction pursuant to Rule 144 promulgated by the SEC under the Securities Act; or (ii) a period of two (2) years after the date on which the registration of the Registrable Securities becomes effective. WAXS shall pay all expenses incurred in connection with the registration of Registrable Securities, including without limitation all registration and filing fees, printing expenses, fees and disbursements of counsel for WAXS, blue sky fees and expenses, and accountants' fees.

3.03. FURTHER ASSURANCES. If at any time after the Effective Date, any party hereto should determine that any further instruments of sale, assignment, conveyance, transfer or delivery, instruments of assumption, security documents, releases of security interests, consents to assignment, or other documents or instruments are necessary or desirable to carry out more effectively and complete the transactions contemplated by this Exchange Agreement, each party hereto shall: (i) execute and deliver any and all such further documents and instruments as the other party hereto may reasonably request; and (ii) take any and all such actions to obtain the execution and delivery of any such further documents and instruments from any third party as either party hereto may reasonably request; provided, however, that no party shall be required to execute and deliver any document or instrument or to take any action that would impose on such party any liability or obligation greater than the liabilities and obligations contemplated to be imposed on such party under this Exchange Agreement.

3.04. VALUE OF CONSIDERATION. WAXS and WCOM acknowledge and agree that the consideration payable by WAXS pursuant to Section 1.03 hereof was

CUSIP No. 98141A 10 1                Schedule 13D            Page 19 of 36 Pages

         determined at arm's length and is intended to have a fair market value equal to the outstanding principal due under the Promissory Note and the interest accrued thereon through and including the Effective Date.

                                   ARTICLE IV
                                 INDEMNIFICATION

4.01. WCOM. Following the Effective Date, WCOM covenants and agrees, upon WAXS's demand, to defend and indemnify WAXS and its successors, assigns, subsidiaries, officers, employees and agents (each, a "WAXS Protected Party") against, and to hold each WAXS Protected Party harmless from, and to reimburse and compensate each WAXS Protected Party fully for, any and all losses, damages, costs, expenses, judgments, verdicts, and arbitrators' awards, including the reasonable fees of expert witnesses, accountants, and attorneys, and other reasonable legal costs and expenses, that each WAXS Protected Party may suffer or incur or become subject to as a result of or in connection with:

          (A) Any inaccuracy in any of the representations and warranties made by WCOM in this Exchange Agreement;

          (B) Any breach or default in the performance of or compliance with any covenant or agreement of WCOM contained in this Exchange Agreement;

          (C) Any failure by WCOM to sell, assign, convey, transfer and deliver to WAXS on the Effective Date the rights herein transferred, assigned and conveyed; or

          (D) Any claim for brokers' fees, commissions or expenses in connection with the transactions contemplated pursuant to this Exchange Agreement and arising from any action or omission of WCOM.

4.02. WAXS. The obligations of WAXS pursuant to this Section are given in addition to obligations with respect to indemnification which are provided for elsewhere in this Exchange Agreement, and in no way are intended to limit such obligations of WAXS. Following the Effective Date, WAXS covenants and agrees, upon WCOM's demand, to defend and indemnify WCOM and its successors, assigns, subsidiaries, officers, employees and agents (each, a "WCOM Protected Party") against, and to hold each WCOM Protected Party harmless from, and to reimburse and compensate each WCOM Protected Party fully for, any and all losses, damages, costs, expenses, judgments, verdicts, and arbitrators' awards, including the reasonable fees of expert witnesses, accountants, and attorneys, and other reasonable legal costs and expenses, (collectively, "Costs") that each WCOM Protected Party may suffer or incur or become subject to as a result of or in connection with:

          (A) Any inaccuracy in any of the representations and warranties made by WAXS in this Exchange Agreement;

CUSIP No. 98141A 10 1                Schedule 13D            Page 20 of 36 Pages

          (B) Any breach or default by WAXS in the performance of any covenant or agreement of WAXS contained in this Exchange Agreement;

          (C) Any claim asserted by any third-party based upon WAXS's failure to perform WAXS's obligations as undertaken pursuant to this Exchange Agreement under the Promissory Note;

          (D) All Costs associated with the defense of any action, suit or proceeding in any forum or jurisdiction now pending or which may in the future be commenced, whether at law or in equity, relating in any way to the Promissory Note, including all Costs related to discovery in connection therewith, ancillary legal actions, testimony, expert witness fees and expenses, appeals or otherwise associated with any participation in any such litigation by WCOM, its affiliates, employees, directors, officers, legal counsel and other representatives.

          (E) Any failure of WAXS to deliver the Preferred Stock or any other securities issued or issuable upon conversion of the Preferred Stock pursuant to the Certificate of Designation or in accordance with the rights of the holders of such Preferred Stock;

          (F) Any claim for brokers' fees, commissions or expenses in connection with the transactions contemplated pursuant to this Exchange Agreement and arising from any action or omission of WAXS.

4.03. NOTICE OF CLAIMS. If any party hereto (an "Indemnified Party") believes that it has suffered or incurred or become subject to any loss, damage, cost and/or expense that gives rise to a right to be defended, indemnified and/or held harmless pursuant to this Article and such Indemnified Party desires to be defended, indemnified and/or held harmless with respect to such loss, damage, cost and/or expense by any other party hereto or its successor or assign (an "Indemnifying Party"), such Indemnified Party shall submit a written claim for indemnification to such Indemnifying Party referring to the applicable provisions of this Article and describing in reasonable detail (to the extent then known) the nature and amount of the loss, damage, cost and/or expense for which the Indemnified Party is seeking to be defended, indemnified and/or held harmless by the Indemnifying Party.

4.04. THIRD-PARTY ACTIONS. If any third party should institute or assert any claim, action or proceeding against any party hereto with respect to which such party determines it may seek to be indemnified, held harmless and/or defended, pursuant to this Article, the Indemnified Party shall promptly notify each Indemnifying Party hereto (or its successor or assign) of the institution or assertion of such claim, action or proceeding, and, if so requested by an Indemnifying Party, shall promptly furnish such Indemnifying Party with a copy of any written claim, complaint, notice of violation or other similar document the Indemnified Party may have received from the third-party instituting or asserting such claim, action or proceeding. If the facts pertaining to a matter with respect to which a party hereto determines that it may be entitled to indemnification pursuant to this Article IV arise out of the claim of any third party, the Indemnifying Party may assume the defense thereof by prompt written notice to the Indemnified Party, including the employment of counsel or accountants, at its cost

CUSIP No. 98141A 10 1                Schedule 13D            Page 21 of 36 Pages

         and expense. The Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate therein, but the fees and expenses of such counsel employed by the Indemnified Party shall be at its expense. The Indemnifying Party shall not be liable for any settlement of any such claim effected without its prior written consent, which consent shall not be unreasonably withheld or delayed. The Indemnifying Party shall not agree to a settlement of any claim which provides for any relief, other than the payment of monetary damages, which would have a material precedential impact or effect on the business or financial condition of the Indemnified Party without the Indemnified Party's prior written consent. Whether or not the Indemnifying Party chooses to so defend such claim, the parties hereto shall cooperate in the defense thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

                                    ARTICLE V
                                  MISCELLANEOUS

5.01. SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS, AGREEMENTS, ETC. All of the warranties, representations, covenants and agreements of the parties hereto shall survive the consummation of the transactions contemplated by this Exchange Agreement, regardless of any disclosures made to, or investigations made by, any party, either prior to or after the Effective Date. The rights and remedies of the parties hereto with respect to any inaccuracy in any warranty or representation or with respect to any breach or default under any covenant or agreement shall not be limited or restricted by the fact that the act, omission, occurrence or other state of facts giving rise to such inaccuracy or such breach or default is also the subject of another warranty or representation as to which there is no inaccuracy or another covenant or agreement as to which there is no breach or default.

5.02. ENTIRE AGREEMENT, ETC. This Exchange Agreement, together with all Exhibits and Schedules, constitutes the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes any and all prior negotiations, discussions, agreements and understandings, oral or written, among the parties hereto, or any of them, with respect to this Exchange Agreement or the transactions contemplated hereby. This Exchange Agreement may be amended, superseded, extended or modified only by an instrument or instruments in writing signed by each of the parties hereto (or their respective successors in interest and assigns), and no waiver or consent with respect to this Exchange Agreement or any of the transactions contemplated hereby shall be effective against any party hereto unless and until such waiver or consent is set forth in an instrument or instruments in writing signed by such party (or its successor in interest or assign). No delay by any party hereto in exercising any right or remedy shall operate as a waiver of such right or remedy, and no waiver of any right or remedy by any party shall operate to waive future compliance with such right or future exercise of such remedy or affect any other right or remedy. The rights and remedies of the parties hereto are cumulative, and the rights and remedies granted to the parties pursuant to this Exchange Agreement are not exclusive of, but are in addition to, any and all other rights and

CUSIP No. 98141A 10 1                Schedule 13D            Page 22 of 36 Pages

         remedies that the parties hereto may have at law or in equity or under any other contract, agreement or other document or instrument. The provisions of this Exchange Agreement are severable, and the invalidity or unenforceability of any provision of this Exchange Agreement as to one or more parties shall not affect the validity or enforceability of such provision as to any other party or the validity or enforceability of any other provision of this Exchange Agreement. The Exhibits and Schedules hereto constitute an integral part of this Exchange Agreement. The captions and headings in the Articles and Sections of this Exchange Agreement, and the Exhibits and Schedules hereto are for purposes of convenience only and are not intended to affect the interpretation of this Exchange Agreement or such Exhibits or Schedules.

5.03. NOTICES. All notices, requests, consents and other communications required or permitted hereunder, if any, shall be in writing and hand delivered, telecopied or mailed by first class mail, certified, return receipt requested and, if hand delivered, shall be deemed to be served when so delivered, if telecopied, shall be deemed to be served upon transmission with confirmed electronic receipt or, if mailed, shall be deemed to be served two (2) days after the date of mailing and shall be addressed as follows:

         IF TO WCOM:                          WITH COPIES TO:
         WorldCom, Inc.                       Klett Rooney Lieber & Schorling
         500 Clinton Center Drive             One Oxford Centre, 40th Floor
         Clinton, MS  39056                   Pittsburgh, PA  15219
         Attn: David F. Myers                 Robert P. Simons, Esq.
         Facsimile: (601) 460-8190            Facsimile: (412) 392-2128

         IF TO WAXS:                          WITH COPIES TO:

         World Access, Inc.                   Long Aldridge & Norman LLP
         Resurgens Plaza                      Suite 5300
         Suite 2210                           303 Peachtree Street
         945 East Paces Ferry Road            Atlanta, GA  30308
         Atlanta, GA  30326                   Attn:  H. Franklin Layson
         Attn:  W. Tod Chmar                  Fax:  404-527-4198
         Fax:  404-233-2280

5.04 COUNTERPARTS. This Agreement shall become effective only upon execution and delivery by all parties hereto. This Agreement may be executed in one or more counterparts or with counterpart signature pages and shall become effective as of the date first above written when each party hereto has signed and delivered at least one counterpart of this Exchange Agreement or one counterpart signature page.

5.05. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, unless and except to the extent that the laws of the State of Delaware are preempted by federal law.

CUSIP No. 98141A 10 1                Schedule 13D            Page 23 of 36 Pages

5.06. PARTIES BOUND. This Agreement shall be binding upon and enforceable against, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors, and assigns.

5.07. TRANSACTION EXPENSES. All expenses incurred by or on behalf of the parties hereto in connection with the authorization and preparation of this Exchange Agreement (and the documents referred to herein) and the performance of its obligations hereunder (or thereunder), including, without limitation, all fees and expenses of agents, representatives, counsel and accountants employed by the parties hereto, shall be borne solely by the party who shall have incurred same unless such obligations arise or result from the breach of any portion of this Exchange Agreement (or such other documents) by the other party.


                         ------------------------------
                         Signatures appear on next page

CUSIP No. 98141A 10 1                Schedule 13D            Page 24 of 36 Pages

IN WITNESS WHEREOF, the parties have executed and delivered this Exchange Agreement as of the date first above written.


                                  MCI WORLDCOM NETWORK SERVICES, INC.

                                  BY:  _____________________________
                                  NAME:  __________________________
                                  TITLE:  __________________________

                                  WORLD ACCESS, INC.

                                  BY:  _____________________________
                                  NAME:  __________________________
                                  TITLE:  __________________________

CUSIP No. 98141A 10 1                Schedule 13D            Page 25 of 36 Pages



                                  EXHIBIT 1.03

                                       TO

                               EXCHANGE AGREEMENT
--------------------------------------------------------------------------------


                           CERTIFICATE OF DESIGNATION

CUSIP No. 98141A 10 1                Schedule 13D            Page 26 of 36 Pages

                               WORLD ACCESS, INC.

                          CERTIFICATE OF DESIGNATION OF
                     CONVERTIBLE PREFERRED STOCK, SERIES H,
                 SETTING FORTH THE POWERS, PREFERENCES, RIGHTS,
                  QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS
                        OF SUCH SERIES OF PREFERRED STOCK


         Pursuant to Section 151 of the Delaware General Corporation Law, World Access, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

         That pursuant to the authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation (the "Charter"), the Board of Directors of the Corporation on December 14, 2000 duly adopted the following resolution creating a series of Preferred Stock designated as Convertible Preferred Stock, Series H, and such resolution has not been modified and is in full force and effect on the date hereof:

         RESOLVED that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Charter, a series of the class of authorized Preferred Stock, par value $0.01 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the voting powers, preferences and relative participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

Section 1.  Designation and Number.

            (a) Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 9 below.

            (b) The shares of such series shall be designated as Convertible Preferred Stock, Series H (the "Preferred Stock"). The number of shares initially constituting the Preferred Stock shall be 200,000, which number may be decreased (but not increased) by the Board of Directors without a vote of stockholders; provided, however, that such number may not be decreased below the number of then outstanding shares of Preferred Stock.

            (c) The Preferred Stock shall, with respect to dividend rights, rank (i) pari passu with the Common Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock and (ii) junior to the Series A Preferred Stock, the Series G
Preferred Stock and all other classes and series of Senior Stock now or hereafter authorized.

            (d) The Preferred Stock shall, with respect to rights on liquidation, dissolution and winding up, rank (i) prior to the Common Stock,
(ii) pari passu with the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Series G Preferred Stock and (iii) junior to the Series A Preferred Stock and all other

CUSIP No. 98141A 10 1                Schedule 13D            Page 27 of 36 Pages

classes and series of Senior Stock (other than the Series G Preferred Stock) now or hereafter authorized.

Section 2.  Dividends and Distributions.

            (a) In the event that the Corporation shall declare a dividend or make any other distribution (including, without limitation, in cash, in capital stock (which shall include, without limitation, any options, warrants or other rights to acquire capital stock) of the Corporation, whether or not pursuant to a shareholder rights plan, "poison pill" or similar arrangement, or other property or assets) to holders of Common Stock, then the Board of Directors shall declare, and the holder of each share of Preferred Stock shall be entitled to receive, a dividend or distribution in an amount equal to the amount of such dividend or distribution received by a holder of the number of shares of Common Stock for which such share of Preferred Stock is convertible on the record date of such dividend or distribution. Any such amount shall be paid to the holders of shares of Preferred Stock at the same time such dividend or distribution is made to holders of Common Stock.

            (b) The holders of shares of Preferred Stock shall not be entitled to receive any dividends or other distributions except as provided in this
Section 2.

Section 3.  Voting Rights.

            In addition to any voting rights provided by law, so long as the Preferred Stock is outstanding, each share of Preferred Stock shall entitle the holder thereof to vote, in person or by proxy, at a special or annual meeting of stockholders, on all matters voted on by holders of Common Stock voting together as a single class with other shares entitled to vote thereon. With respect to any such vote, each share of Preferred Stock shall entitle the holder thereof to cast that number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted his shares of Preferred Stock into Common Stock on the record date for determining the stockholders of the Corporation eligible to vote on any such matters.

Section 4.  Redemption.

            The Corporation shall not have any right to redeem any shares of Preferred Stock.

Section 5.  Reacquired Shares.

            Any shares of Preferred Stock converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the conversion or acquisition thereof. All such shares of Preferred Stock shall upon their cancellation become authorized but unissued shares of preferred stock, par value $.01 per share, of the Corporation and, upon the filing of an appropriate Certificate of Designation with the Secretary of State of the State of Delaware, may be reissued as part of another series of preferred stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on issuance set forth therein, but in any event may not be reissued as shares of Preferred Stock or other Parity Stock unless all shares of the Preferred Stock issued on the Issue Date shall have already been converted or acquired.

CUSIP No. 98141A 10 1                Schedule 13D            Page 28 of 36 Pages

Section 6.  Liquidation, Dissolution or Winding Up.

            (a) If the Corporation shall commence a voluntary case under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any other country, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any other country, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, no distribution shall be made:

                  (i) to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Preferred Stock shall have received the Liquidation Preference with respect to each share; or

                  (ii) to the holders of shares of Parity Stock, except distributions made ratably on the Preferred Stock and all other Parity Stock in proportion to the total amounts to which the holders of all shares of the Preferred Stock and other Parity Stock are entitled upon such liquidation, dissolution or winding up.

            (b) Neither the consolidation or merger of the Corporation with or into any other Person nor the sale or other distribution to another Person of all or substantially all the assets, property or business of the Corporation nor any transaction which constitutes a Change of Control shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this
Section 6.

Section 7.  Voluntary Conversion.

            (a) Any holder of Preferred Stock shall have the right, at its option, at any time and from time to time, to convert, subject to the terms and provisions of this Section 7, any or all of such holder's shares of Preferred Stock into such number of fully paid and non-assessable shares of Common Stock (rounded up to the nearest whole share) as is equal to the product of the number of shares of Preferred Stock being so converted multiplied by the quotient of
(i) the Liquidation Preference divided by (ii) the Conversion Price then in effect. Such conversion right shall be exercised by the surrender of the shares to be converted to the Corporation at any time during usual business hours at its principal place of business to be maintained by it, accompanied by written notice that the holder elects to convert such shares and (if so required by the Corporation) by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation duly executed by the holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required pursuant to Section 7(h). All shares of Preferred Stock surrendered

CUSIP No. 98141A 10 1                Schedule 13D            Page 29 of 36 Pages

for conversion shall be delivered to the Corporation for cancellation and canceled by it and no shares of Preferred Stock shall be issued in lieu thereof.

            (b) As promptly as practicable after the surrender, as herein provided, of any shares of Preferred Stock for conversion pursuant to Section 7(a), the Corporation shall deliver to or upon the written order of the holder of such shares so surrendered a certificate or certificates representing the number of fully paid and non-assessable shares of Common Stock into which such shares of Preferred Stock have been converted in accordance with the provisions of this Section 7. Subject to the following provisions of this Section 7(b) and of Section 7(c), such conversion shall be deemed to have been made immediately prior to the close of business on the date that such shares of Preferred Stock shall have been surrendered in satisfactory form for conversion, and the converting holder of shares of Preferred Stock shall be treated for all purposes as having become the record holder of such Common Stock at such time, and such conversion shall be at the Conversion Price in effect at such time; provided, however, that no surrender shall be effective to constitute the converting holder of shares of Preferred Stock as the record holder of such Common Stock while the share transfer books of the Corporation shall be closed (but not for any period in excess of five (5) days), but such surrender shall be effective to constitute the converting holder of shares of Preferred Stock as the record holder thereof for all purposes immediately prior to the close of business on the next succeeding day on which such share transfer books are open, and such conversion shall be deemed to have been made at, and shall be made at the Conversion Price in effect at, such time on such next succeeding day.

            (c) The Conversion Price shall be subject to adjustment as follows:

                  (i) In case the Corporation shall at any time or from time to time (A) pay a dividend or make a distribution (other than a dividend or distribution paid or made to holders of shares of Preferred Stock in the manner provided in Section 2(a)) on the outstanding shares of Common Stock in capital stock (which, for purposes of this Section 7(c) shall include, without limitation, any options, warrants or other rights to acquire capital stock) of the Corporation, (B) subdivide the outstanding shares of Common Stock into a larger number of shares, (C) combine the outstanding shares of Common Stock into a smaller number of shares, (D) issue any shares of its capital stock in a reclassification of the Common Stock or (E) pay a dividend or make a distribution (other than a dividend or distribution paid or made to holders of shares of Preferred Stock in the manner provided in Section 2(a)) on the outstanding shares of Common Stock in securities of the Corporation pursuant to a shareholder rights plan, "poison pill" or similar arrangement, then, and in each such case, the Conversion Price in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Corporation) so that the holder of any share of Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock or other securities of the Corporation that such holder would have owned or would have been entitled to receive upon or by reason of any of the events described above, had such share of Preferred Stock been converted immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 7(c)(i) shall become effective retroactively (A) in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of Common Stock entitled to receive such dividend or distribution or (B) in the case of any such

CUSIP No. 98141A 10 1                Schedule 13D            Page 30 of 36 Pages

subdivision, combination or reclassification, to the close of business on the day upon which such corporate action becomes effective.

                  (ii) In case the Corporation shall at any time or from time to time distribute to all holders of shares of its Common Stock (including any such distribution made in connection with a consolidation or merger in which the Corporation is the resulting or surviving corporation and the Common Stock is not changed or exchanged) cash, evidences of indebtedness of the Corporation or another issuer, securities of the Corporation or another issuer or other assets (excluding (A) dividends or distributions paid or made to holders of shares of Preferred Stock in the manner provided in Section 2(a), and (B) dividends payable in shares of Common Stock for which adjustment is made under Section 7(c)(i)) or rights or warrants to subscribe for or purchase securities of the Corporation (excluding those referred to in Section 7(c)(i) and those in respect of which an adjustment in the Conversion Price is made pursuant to Section 7(c)(i)), then, and in each such case, the Conversion Price then in effect shall be adjusted by dividing the Conversion Price in effect immediately prior to the date of such distribution by a fraction (x) the numerator of which shall be the Market Price of the Common Stock on the record date referred to below and (y) the denominator of which shall be such Market Price of the Common Stock less the then Fair Market Value (as determined by the Board of Directors of the Corporation) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such subscription rights or warrants applicable to one share of Common Stock (but such denominator not to be less than one). Such adjustment shall be made whenever any such distribution is made and shall become effective retroactively to a date immediately following the close of business on the record date for the determination of stockholders entitled to receive such distribution.

                  (iii) Notwithstanding anything herein to the contrary, no adjustment under this Section 7(c) need be made to the Conversion Price unless such adjustment would require an increase or decrease of at least $0.05 in the Conversion Price then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.05 in such Conversion Price. Any adjustment to the Conversion Price carried forward and not theretofore made shall be made immediately prior to the conversion of any shares of Preferred Stock pursuant hereto.

            (d) If the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to stockholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the Conversion Price then in effect shall be required by reason of the taking of such record.

            (e) Upon any increase or decrease in the Conversion Price, then, and in each such case, the Corporation promptly shall deliver to each registered holder of Preferred Stock a certificate, signed by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was

CUSIP No. 98141A 10 1                Schedule 13D            Page 31 of 36 Pages

calculated and specifying the increased or decreased Conversion Price then in effect following such adjustment.

            (f)   In case at any time or from time to time:

                  (i) the Corporation shall declare a dividend (or any other distribution) on its Common Stock;

                  (ii) the Corporation shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants;

                  (iii) there shall be any reclassification of the Common Stock, or any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation is required, or any sale or other disposition of all or substantially all of the assets of the Corporation; or

                  (iv)  there   shall   be  any     voluntary   or   involuntary
dissolution, liquidation or winding up of the Corporation;

then the Corporation shall mail to each holder of shares of Preferred Stock at such holder's address as it appears on the transfer books of the Corporation, as promptly as possible but in any event at least ten (10) days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective. Such notice also shall specify the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for shares of stock or other securities or property or cash deliverable upon such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

            (g) The Corporation shall at all times reserve and keep available for issuance upon the conversion of the Preferred Stock pursuant to Sections 7(a), 8(a) or 8(b), such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Preferred Stock, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Preferred Stock.

            (h) The issuance or delivery of certificates for Common Stock upon the conversion of shares of Preferred Stock pursuant to Sections 7(a), 8(a) or 8(b) shall be made without charge to the converting holder of shares of Preferred Stock for such certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, and such

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CUSIP No. 98141A 10 1                Schedule 13D            Page 32 of 36 Pages


certificates shall be issued or delivered in the respective names of the holders of the shares of Preferred Stock converted.

Section 8.  Mandatory Conversion

            (a) Any shares of Preferred Stock that have not been converted into shares of Common Stock pursuant to the terms hereof on that date which is three (3) years following the Issue Date (the "Three Year Conversion Date") shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock (rounded up to the nearest whole share) as is equal to the number of shares of Preferred Stock being so converted multiplied by the quotient of (i) the Liquidation Preference divided by (ii) the Conversion Price in effect on the Three Year Conversion Date.

            (b) If the Corporation consummates a transaction which results in a Change of Control, then as of the Business Day immediately prior to the date of consummation of such transaction (the "Change of Control Date"), the outstanding shares of Preferred Stock shall automatically be converted into such number of fully-paid and non-assessable shares of Common Stock (rounded up to the nearest whole share) as is equal to the number of shares of Preferred Stock being so converted multiplied by the quotient of (i) the Liquidation Preference divided by (ii) the Conversion Price in effect on the Change of Control Date.

            (c) Within thirty (30) Business Days following a Mandatory Conversion Date, the Corporation shall deliver to each holder of Preferred Stock being converted (i) an officer's certificate attesting to the satisfaction of the condition precedent to mandatory conversion and (ii) a certificate or certificates representing the number of fully paid and non-assessable shares of Common Stock into which such shares of Preferred Stock have been converted in accordance with this Section 8. A conversion pursuant to this Section 8 shall be deemed to have been made immediately prior to the close of business on the Mandatory Conversion Date, and the converting holder of shares of Preferred Stock shall be treated for all purposes as having become the record holder of such Common Stock at such time.

            (d) Notice of any conversion of shares of Preferred Stock pursuant to Sections 8(a) or 8(b) shall be mailed at least ten (10), but not more than sixty (60), days prior to the date fixed for conversion to each holder of shares of Preferred Stock to be converted, at such holder's address as it appears on the transfer books of the Corporation.

            (e) Notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, from and after a Mandatory Conversion Date, (i) the shares represented thereby shall no longer be deemed outstanding and (ii) all rights of the holders of shares of Preferred Stock to be converted shall cease and terminate, excepting only the right to receive the shares of Common Stock and dividends.

Section 9.  Definitions.

            For the purposes of this Certificate of Designation, the following terms shall have the meanings indicated:

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CUSIP No. 98141A 10 1                Schedule 13D            Page 33 of 36 Pages

            "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Atlanta, Georgia are authorized or required by law or executive order to close.

            "Change of Control" shall mean such time as (a) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of the Corporation on a fully diluted basis; (b) individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors of the Corporation (together with any directors who are members of the board of directors on the date hereof and any new directors whose election by the board of directors or whose nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the members of the board of directors then still in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such board of directors then in office;
(c) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Corporation and its Subsidiaries taken as a whole to any such "person" or "group" (other than to the Corporation or a Subsidiary); or (d) the merger or consolidation of the Corporation or a Subsidiary of the Corporation with or into another corporation or the merger or consolidation of another corporation with or into the Corporation or a Subsidiary of the Corporation in one or a series of related transactions with the effect that immediately after such transaction the stockholders of the Corporation immediately before such transaction are no longer the beneficial owners of a majority of the total voting power of the then outstanding voting stock of the Corporation (if the Corporation maintains its separate legal existence immediately following such transaction) or the surviving corporation of such merger or consolidation (if the Corporation does not maintain its separate legal existence immediately following such transaction).

            "Common Stock" shall mean and include the Common Stock, par value $.01 per share, of the Corporation and each other class of capital stock of the Corporation that does not have a preference over any other class of capital stock of the Corporation as to dividends or upon liquidation, dissolution or winding up of the Corporation and, in each case, shall include any other class of capital stock of the Corporation into which such stock is reclassified or reconstituted.

            "Conversion Price" shall mean $11.50, subject to adjustments as set forth in Section 7(c).

            "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and resolutions of the SEC promulgated thereunder.

            "Fair Market Value" shall mean the amount which a willing buyer, under no compulsion to buy, would pay a willing seller, under no compulsion to sell, in an arm's-length transaction.

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CUSIP No. 98141A 10 1                Schedule 13D            Page 34 of 36 Pages


            "Issue Date" shall mean the original date of issuance of shares of Preferred Stock.

            "Junior Stock" shall mean any capital stock of the corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Preferred Stock including, without limitation, the Common Stock.

            "Liquidation Preference" with respect to a share of Preferred Stock shall mean $1,000.00.

            "Mandatory Conversion Date" shall mean the Three Year Conversion Date or the Change of Control Date, as applicable.

            "Market Price" shall mean, per share of Common Stock on any date specified herein: (a) the closing price per share of the Common Stock on such date published in The Wall Street Journal, or if no such closing price on such date is published in The Wall Street Journal, the average of the closing bid and asked prices on such date as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security, the last trading price of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked prices of the Common Stock on such date as shown by the Nasdaq and reported by any member firm of the NYSE, selected by the Corporation. If neither (a), (b) or (c) is applicable, Market Price shall mean the Fair Market Value per share determined in good faith by the Board of Directors of the Corporation unless holders of at least fifty-one percent (51%) of the outstanding shares of Preferred Stock request that the Corporation obtain an opinion of a nationally recognized investment banking firm chosen by such holders and the Corporation (at the Corporation's expense), in which event Fair Market Value shall be determined by such investment banking firm.

            "Nasdaq" shall mean the National Association of Securities Dealers Automated Quotations System.

            "NYSE" shall mean the New York Stock Exchange, Inc.

            "Parity Stock" shall mean any capital stock of the Corporation ranking on a par (both as to dividends and upon liquidation, dissolution or winding up) with the Preferred Stock.

            "Person" shall mean any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger) of such entity.

            "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

            "SEC" shall mean the Securities and Exchange Commission.

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CUSIP No. 98141A 10 1                Schedule 13D            Page 35 of 36 Pages


            "Senior Stock" shall mean any capital stock of the Corporation ranking senior to the Preferred Stock (either as to dividends or upon liquidation, dissolution or winding up), including, without limitation, the Series A Preferred Stock.

            "Series A Preferred Stock" shall mean the 4.25% Cumulative Senior Perpetual Convertible Preferred Stock, Series A, of the Corporation.

            "Series C Preferred Stock" shall mean the Convertible Preferred Stock, Series C, of the Corporation.

            "Series D Preferred Stock" shall mean the Convertible Preferred Stock, Series D, of the Corporation.

            "Series E Preferred Stock" shall mean the Convertible Preferred Stock, Series E, of the Corporation.

            "Series F Preferred Stock" shall mean the Convertible Preferred Stock, Series F, of the Corporation.

            "Series G Preferred Stock" shall mean the Convertible Preferred Stock, Series G, of the Corporation.

            "Subsidiary" shall mean, with respect to any Person, a corporation or other entity of which 50% or more of the total voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

            "Trading Days" shall mean a day on which the national securities exchanges are open for trading.

Section 10. Modification, Amendment or Waiver.

     Except as specifically set forth herein, modifications or amendments to, and waivers of any rights under, this Certificate of Designation may be made by the Corporation with the consent of the holders of more than 50% of the outstanding shares of Preferred Stock.

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CUSIP No. 98141A 10 1                Schedule 13D            Page 36 of 36 Pages



         IN WITNESS WHEREOF, World Access, Inc. has caused this Certificate to be duly executed in its corporate name on this _____ day of December 2000.


                              WORLD ACCESS, INC.



                              By: _________________________________
                                       Name:
                                       Title: